UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL OF LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number  001-09987_

                                   B + H Ocean Carriers Ltd.                 NYSE AMEX

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                                                                               3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda; Tel:  441-295-6875

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

                                                                             Common Stock, par value $.01 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. 1

Pursuant to the requirements of the Securities Exchange Act of 1934, B+H Ocean Carriers Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 2, 2011                                                   By  /s/ Michael S. Hudner _                                 Chairman of the Board, President and Chief Executive Officer
Date                                                           Name                                                                 Title

___________________________
1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.